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SEC FILE NUMBER
8-65585

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: tZERO ATS LLC DBA tZERO Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

525 Washington Blvd, Suite 300
(No. and Street)

Jersey City	NJ	07310
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Joel Quall	917-275-2236	jquall@tzero.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Baker Tilly US, LLP
(Name – if individual, state last, first, and middle name)

One Penn Plaza - Suite 3000	New York	NY	10119
(Address)	(City)	(State)	(Zip Code)

October 22, 2003	23
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joel Quall, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of tZERO ATS LLC, as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: CFO/FINOP

[signature]
Notary Public

ALEX VLASTAKIS
NOTARY PUBLIC-STATE OF NEW YORK
No. 01VL6326757
Qualified in Richmond County
My Commission Expires 06-22-2023

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

tZERO ATS, LLC
FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022 AND FOR THE YEAR THEN ENDED
INCLUDING REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Report of Independent Registered Public Accounting Firm

To the Members and Board of Directors of tZERO ATS, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of tZERO ATS, LLC (the Company) as of December 31, 2022, and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2016.

Baker Tilly US, LLP

New York, New York
April 7, 2023

tZERO ATS, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2022

ASSETS

Cash	$	1,351,738
Segregated cash		6,018,847
Accounts receivable		22,173
Accounts receivable from affiliates, net		63,747
Prepaid expense		41,870
Other assets		11,378
TOTAL ASSETS	$	7,509,753

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accrued expenses and other liabilities	$	99,387
Accounts payable		46,097
Due to customers		5,295,866
Due to related party broker dealer		250,000
TOTAL LIABILITIES		5,691,350
Member's Equity		1,818,403
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	7,509,753

The accompanying notes are an integral part of these financial statements

NOTE 1. ORGANIZATION

tZero ATS, LLC (the "Company") is a clearing broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company is an SEC and FINRA approved Alternative Trading System ("ATS"). The Company's ATS is used for trading tZERO Preferred (TZROP), Aspen Digital (ASPD), Exodus Movement (EXOD), Curzio (CURZ), and Mayra Park (MYRA) security tokens. The company also facilitated customer trading of Overstock Digital Preferred (OSTKO), but ceased doing so in June 2022. The Company's principal place of business is Jersey City, New Jersey.

The Company is a single-member limited liability corporation owned by tZERO Group, Inc. ("Parent"). The Company is economically dependent on the Parent for funding, for the loss of this relationship could impact the Company's ability to continue operations. Management does not foresee any events that may result in the loss of this relationship or the ability to fund any deficit of tZERO ATS, LLC.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

Cash consists of funds on deposit at financial institutions. The Company has no cash equivalents on December 31, 2022, which would include highly liquid investments purchased with an original maturity of three months or less.

Financial instruments that potentially subject the Company to concentration of credit risk consist of cash deposits. Accounts at each institution are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. At December 31, 2022, the Company had $845,135 in excess of the FDIC Insured limit.

Segregated Cash

Segregated cash represents amounts segregated in accordance with Rule 15c3-3 of the Securities Exchange Act of 1934. Under Rule 15c3-3, a broker-dealer carrying customer accounts is subject to requirements related to maintaining cash or qualified securities in a segregated reserve account for the exclusive benefit of customers. As of December 31, 2022, the Corporation held $6,018,847 in segregated cash.

Receivables and Credit Policy

Receivables are obligations due from the customer (broker-dealers) under terms requiring payments up to thirty days from the previous production month. The Company does not accrue interest on unpaid receivables. Receipts of accounts receivable are applied to specific invoices identified on the customer remittance advice or, if unspecified, are applied to earliest unpaid invoices. Customer receivables balances with invoice dates that are greater than thirty days old are considered aged, non-allowable and reviewed for delinquency.

Current Expected Credit Loss

On December 31, 2022 the Company had $22,173 receivable from third parties. The Company carries its receivables at cost less an allowance for credit losses to present the net amount expected to be collected as of the date of the statement of financial condition. The Company generally does not require collateral. The estimate of expected credit losses considers historical credit loss information that is adjusted for current conditions and reasonable and supportable forecasts.

There were no changes in the Company's estimate of expected credit losses during the year ended December 31, 2022, and collections of accounts receivable subsequent to the date of the statement of financial condition support the Company's determination that no allowance for expected credit losses was required as of December 31, 2022. The amount in the allowance on January 1, 2022 and December 31, 2022 was $0.

Revenue Recognition

The Company follows the accounting guidance, "Revenue from Contracts with Customers" (Topic 606). Under Topic 606, a Company is required to recognize revenue to depict the transfer of goods or services to a customer at an amount reflecting the consideration it expects to receive in exchange for those goods or services. The Company earns commission revenue by executing trades. The Company recognizes 1% of the notional value of the securities traded as commission revenue, and there are no rebates or refunds. The Company's performance obligations consist of trade execution and are satisfied on the trade date; accordingly, commission revenues are recorded on the trade date. Commission revenues are received on settlement date; therefore, a receivable is recognized as of the trade date.

Prior to the Company permitting a security to be quoted for trading on the ATS, the Company conducts a due diligence review on its issuers and such securities to confirm they were issued, can be resold, and trading can be done in accordance with US securities laws. The diligence is refreshed on a semi-annual basis. The Company charges the issuer of each security a due diligence fee for such diligence reviews.

Contract Assets and Contract Liabilities

The timing of the revenue recognition may differ from the timing of payment from affiliates. The Company records a receivable when revenue is recognized prior to payment, and when the Company has an unconditional right to payment. The Company records contract liability when payment is received, prior to the time at which the satisfaction of the service obligation. There were no contract liabilities recognized as of December 31, 2022.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company does not directly file federal and state income taxes as it is a single-member limited liability company that is disregarded for income-tax reporting purposes. The Company's income or loss is reportable by its sole member and included in the tax returns for the Parent. The Company records its proportional share of the income tax expense incurred by the Parent and treats this as an amount due to its Parent. However, no income was earned during the year ended December 31, 2022 was offset by affiliated company losses and accordingly no provision for income taxes was recorded. Further, management did not record a net deferred tax liability for the year ended December 31, 2022, due to the affiliate losses.

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC Topic 740, Income Taxes. Under that guidance, the Company assesses the likelihood, based on technical merit, that tax positions will be sustained upon examination, based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Company has determined that there are no uncertain tax positions which require adjustment or disclosure on the financial statements.

Due to Customers and Broker Dealer

These accounts represent the retail customer and issuing broker dealer cash balances custodied by the Company. As of December 31, 2022 the Due to Customers and Broker Dealer balances were $5,295,866 and $250,000, respectively.

NOTE 3. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the 'applicable' exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

In February 2022, the Company began operating as a clearing firm, increasing its required minimum net capital requirement from $5,000 to $250,000. On December 31, 2022, the Company had net capital of $1,679,244, which was $1,429,244 in excess of its required net capital. The Company's net capital ratio was 0.0866 as of December 31, 2022.

NOTE 4. RELATED PARTY AND AFFILIATED TRANSACTIONS

For the twelve months ended December 31, 2022 the Company earned clearing income from its affiliate issuing broker-dealer, tZERO Markets. As of December 31, 2022 there was a receivable of $65,038.

On October 1, 2020, the Company entered into an expense sharing agreement with t0 Technologies, LLC, a Delaware limited liability company and wholly owned subsidiary of the Parent. For the year ended December 31, 2022, the Company paid and incurred technology related services, rent and managerial support to t0 Technologies, LLC. The expense share amounts were determined by an allocation of technology related services and rent based on trade activity and number of users accessing the services. Due to overpayments during 2022, there was a net receivable of $130,937 from t0 Technologies as of December 31, 2022.

On October 1, 2020, the Company entered a service and expense sharing agreement with the Parent. The agreement was for a one-year period, thereafter the term shall be automatically extended for successive periods of one year. The expense share amounts were determined by an allocation of payroll & benefits for employees' time spent between the Parent and the Company, as well as and estimated allocation of office space and associated utilities between the Parent and the Company. The agreement covers payroll, utility and office space. As of December 31, 2022, there was a net payable of $132,228.

NOTE 5. COMMITMENTS AND CONTINGENT LIABILITIES

The Company had no lease or equipment rental commitments, no underwriting commitments, no contingent liabilities, and had not been named as defendant in any lawsuit as of December 31, 2022.

The Company can be party to certain claims, suits and complaints arising in the ordinary course of business. In the opinion of management, all such matters are without merit, or involve amounts which would not have a significant effect on the financial position of the company.

NOTE 6. GUARANTEES AND INDEMNIFICATIONS

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or non-occurrence of a specified event) related to an asset, liability, or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

The Company has issued no guarantees effective at December 31, 2022.

NOTE 7. SUBSEQUENT EVENTS

The Company had several bank accounts at Signature Bank. On March 19, 2023 the FDIC entered into a purchase and assumption agreement for the acquisition of substantially all deposits and certain loan portfolios of Signature Bank by Flagstar Bank, N.A. The 40 former branches of Signature Bank began operating under Flagstar Bank, N.A., on Monday, March 20. Flagstar Bank disallowed any and all depositors related to digital assets, so the Company closed all of its accounts and transferred all funds to new accounts at the BMO Harris Bank. The Company did not incur any financials loss related to the closure of their Signature Banks accounts.

We have evaluated the impact of all subsequent events through April 7, 2023, the date these financials statements were available to be issued and determined that all subsequent events have been appropriately recognized and disclosed in the accompanying financial statements.